October 17, 2019

BY EMAIL ONLY

To: Quad M Solutions, Inc. Board of Directors

Attention: Messrs. Pat Dileo, Carl Dorvil, Derrick Chambers and Michael Miller

Gentlemen:

The purpose of this letter is to advise you of my immediate resignation from the Board of Directors of Quad M Solutions, Inc.

Very truly yours,

Sheldon Karasik